UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )

Jazz Pharmaceuticals plc

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

472147 10 7

(CUSIP Number)

David J. Sorkin, Esq. Kohlberg Kravis Roberts & Co. L.P. 9 West 57th Street, Suite 4200 New York, New York 10019 (212) 750-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 18, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 2 of 29

1	NAME OF REPORTING PERSON KKR JP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,504,338 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 3 of 29

1	NAME OF REPORTING PERSON KKR Millennium Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,504,338 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%*
14	TYPE OF REPORTING PERSON* PN

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 4 of 29

1	NAME OF REPORTING PERSON KKR Associates Millennium L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,504,338 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%*
14	TYPE OF REPORTING PERSON* PN

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 5 of 29

1	NAME OF REPORTING PERSON KKR Millennium GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,504,338 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 6 of 29

1	NAME OF REPORTING PERSON KKR Fund Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,504,338 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%*
14	TYPE OF REPORTING PERSON* PN

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 7 of 29

1	NAME OF REPORTING PERSON KKR Fund Holdings GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,504,338 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 8 of 29

1	NAME OF REPORTING PERSON KKR Group Holdings L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,504,338 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%*
14	TYPE OF REPORTING PERSON* PN

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 9 of 29

1	NAME OF REPORTING PERSON KKR Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,504,338 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 10 of 29

1	NAME OF REPORTING PERSON KKR & Co. L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,504,338 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%*
14	TYPE OF REPORTING PERSON* PN

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 11 of 29

1	NAME OF REPORTING PERSON KKR Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,504,338 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,504,338 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 12 of 29

1	NAME OF REPORTING PERSON KKR JP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 36,445 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 36,445 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,445 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 13 of 29

1	NAME OF REPORTING PERSON KKR Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 36,445 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 36,445 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,445 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14	TYPE OF REPORTING PERSON* PN

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 14 of 29

1	NAME OF REPORTING PERSON KKR III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 36,445 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 36,445 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,445 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14	TYPE OF REPORTING PERSON* OO

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 15 of 29

1	NAME OF REPORTING PERSON Henry R. Kravis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,540,783 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,540,783 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,540,783 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%*
14	TYPE OF REPORTING PERSON* IN

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

SCHEDULE 13D

CUSIP No. 472147 10 7	Page 16 of 29

1	NAME OF REPORTING PERSON George R. Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 10,540,783 shares (including warrants to purchase 597,837 shares)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 10,540,783 shares (including warrants to purchase 597,837 shares)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,540,783 shares (including warrants to purchase 597,837 shares)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.2%*
14	TYPE OF REPORTING PERSON* IN

*	Percentage ownership based on ordinary shares outstanding as of January 18, 2012 and assumes exercise in full of the warrants. See Item 5 of this Schedule 13D.

Item 1.	Security and Issuer

This Schedule 13D relates to the Ordinary Shares of Jazz Pharmaceuticals, plc (the “Company”). The address of the principal executive office of the Company is 2300 Corporate Park Drive, Herndon, Virginia 20171.

Item 2.	Identity and Background

This Schedule 13D is being filed by KKR JP LLC, a Delaware limited liability company (“KKR JP”), KKR Millennium Fund L.P., a Delaware limited partnership (“Millennium Fund”), KKR Associates Millennium L.P., a Delaware limited partnership (“Associates Millennium”), KKR Millennium GP LLC, a Delaware limited liability company (“Millennium GP”), KKR Fund Holdings L.P., a Cayman Islands limited partnership (“Fund Holdings”), KKR Fund Holdings GP Limited, a Cayman Islands limited company (“Fund Holdings GP”), KKR Group Holdings L.P., a Cayman Islands limited partnership (“Group Holdings”), KKR Group Limited, a Cayman Islands limited company (“KKR Group”), KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”), KKR Management LLC, a Delaware limited liability company (“KKR Management”), KKR JP III LLC, a Delaware limited liability company (“KKR JP III”), KKR Partners III, L.P., a Delaware limited partnership (“Partners III”), KKR III GP LLC, a Delaware limited liability company (“KKR III GP”), Henry R. Kravis and George R. Roberts, collectively referred to herein as the “Reporting Persons.” The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

Millennium Fund is the sole member of KKR JP. Associates Millennium is the sole general partner of Millennium Fund. Millennium GP is the sole general partner of Associates Millennium. Fund Holdings is the designated member of Millennium GP. Fund Holdings GP is the general partner of Fund Holdings. Group Holdings is the sole shareholder of Fund Holdings GP and a general partner of Fund Holdings. KKR Group is the general partner of Group Holdings. KKR & Co. is the sole shareholder of KKR Group. KKR Management is the general partner of KKR & Co.

Partners III is the sole member of KKR JP III. KKR III GP is the sole general partner of Partners III.

KKR JP and KKR JP III were formed solely for the purpose of investing in Jazz Pharmaceuticals, Inc.

Each of Millennium Fund and Partners III is principally engaged in the business of investing in other companies.

Each of Associates Millennium and Millennium GP is principally engaged in the business of managing Millennium Fund.

KKR III GP is principally engaged in the business of managing Partners III.

Each of Fund Holdings, Fund Holdings GP, Group Holdings, KKR Group, KKR & Co. and KKR Management is principally engaged as a holding company for subsidiaries engaged in the investment management business.

Michael W. Michelson is president of KKR JP and KKR JP III. James C. Momtazee is Vice President of KKR JP and KKR JP III. William J. Janetschek is Chief Financial Officer, Vice President of KKR JP and KKR JP III. David J. Sorkin is General Counsel, Secretary and Vice President of KKR JP and KKR JP III.

Each of Messrs. Kravis, Roberts, Janetschek and Sorkin is a director of Fund Holdings GP and KKR Group, and an officer of KKR Management. Each of Messrs. Janetschek and Sorkin is also an officer of Fund Holdings GP and KKR Group. Messrs. Henry R. Kravis and George R. Roberts are the designated members of KKR Management and the managing members of KKR III GP. Messrs. Kravis and Roberts have also been designated as managers of Millennium GP by Fund Holdings.

Each of Messrs. Kravis, Roberts, Janetschek, Sorkin, Michelson and Momtazee is a United States citizen. The present principal occupation or employment of each of Messrs. Kravis, Roberts, Janetschek, Sorkin, Michelson and Momtazee is as an executive of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates. The address of the principal business office of KKR JP, Millennium Fund, Associates Millennium, Millennium GP, Fund Holdings, Fund Holdings GP, KKR JP III, Partners III, KKR III GP, Group Holdings, KKR Group, KKR & Co., KKR Management, and Messrs. Kravis, Janetschek and Sorkin is:

c/o Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

The address of the principal business office of Messrs. Roberts, Michelson and Momtazee is:

c/o Kohlberg Kravis Roberts & Co. L.P.

2800 Sand Hill Road, Suite 200

Menlo Park, CA 94025

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Ordinary Shares and warrants to purchase Ordinary Shares are held by the Reporting Persons are held of record by KKR JP and KKR JP III.

The Ordinary Shares and warrants to purchase Ordinary Shares were acquired pursuant to an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) by and among the Company (formerly known as Azur Pharma Limited), Jaguar Merger Sub Inc., Seamus Mulligan and Jazz Pharmaceuticals, Inc. (“Jazz”), dated as of September 19, 2011. On

January 18, 2012, the merger became effective. At such time, pursuant to the terms of the Merger Agreement, each share of Jazz Common Stock was cancelled and automatically converted into the right to receive one Ordinary Share of the Company and each warrant to purchase shares of Jazz Common Stock was cancelled and automatically converted into the right to receive a warrant to purchase the number of Ordinary Shares of the Company equal to the number of shares of Jazz Common Stock subject to such warrant immediately prior to the effective time. As a result, KKR JP received 9,906,501 Ordinary Shares of the Company and warrants to purchase 597,837 Ordinary Shares of the Company, and KKR JP III received 36,445 ordinary shares of the Company. As of January 18, 2012, Ordinary Shares of the Company had a market value of $47.34 per share.

Item 4.	Purpose of the Transaction

The Ordinary Shares and warrants to purchase Ordinary Shares held by the Reporting Persons were acquired for investment purposes. The Reporting Persons intend to review continuously their equity position in the Company and, depending upon price, market liquidity, developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Persons may decrease the size of their investment in the Company.

Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2, above, with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

The Reporting Persons beneficially own an aggregate of 10,540,783 Ordinary Shares, including warrants to purchase 597,837 Ordinary Shares. The Ordinary Shares beneficially owned by Reporting Persons represent, in the aggregate, approximately 19.2% of the outstanding Ordinary Shares, assuming the exercise of the warrants into Ordinary Shares. The percentages of beneficial ownership in this Schedule 13D are based on an aggregate of 54,425,183 Ordinary Shares outstanding as of January 18, 2012 and assumes that an additional 597,837 Ordinary Shares are outstanding upon exercise of the warrants. Unless otherwise stated, the percentage ownership amounts stated herein are based on the outstanding Ordinary Shares and do not assume the exercise of the warrants into Ordinary Shares.

KKR JP holds of record an aggregate of 9,906,501 Ordinary Shares and warrants to purchase 597,837 Ordinary Shares, representing approximately 19.1% of the outstanding Ordinary Shares, assuming the exercise of the warrants into Ordinary Shares, based on an aggregate of 54,425,183 Ordinary Shares estimated to be outstanding immediately following the merger on January 18, 2012, as reported in the Jazz Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 10, 2011. As the sole member of KKR JP, Millennium Fund may be deemed to be the beneficial owner of such securities held by KKR JP. As the sole general partner of Millennium Fund, Associates Millennium also may be deemed to be the beneficial owner of such securities held by KKR JP. As the sole general partner of Associates Millennium, Millennium GP also may be deemed to be the beneficial owner of such securities held by KKR JP. As the designated member of Millennium GP, Fund Holdings also may be deemed to be the beneficial owner of such securities held by KKR JP. As the general partner of Fund Holdings, Fund Holdings GP also may be deemed to be the beneficial owner of such securities held by KKR JP. Millennium Fund, Associates Millennium, Millennium GP, Fund Holdings and Fund Holdings GP disclaim beneficial ownership of such securities.

Each of Group Holdings (as the sole shareholder of Fund Holdings GP and a general partner of Fund Holdings); KKR Group (as the general partner of Group Holdings); KKR & Co. (as the sole shareholder of KKR Group); and KKR Management (as the general partner of KKR & Co.) may be deemed to be the beneficial owner of the securities held by KKR JP. Group Holdings, KKR Group and KKR Management disclaim beneficial ownership of such securities.

KKR JP III holds directly 36,445 Ordinary Shares, representing less than 0.1% of the outstanding Ordinary Shares. As the sole member of KKR JP III, Partners III may be deemed to be the beneficial owner of such securities held by KKR JP III. As the sole general partner of Partners III, KKR III GP also may be deemed to be the beneficial owner of such securities held by KKR JP III. Partners III and KKR III GP disclaim beneficial ownership of such securities.

As the designated members of KKR Management and the managing members of KKR III GP, Messrs. Henry R. Kravis and George R. Roberts may be deemed to be the beneficial owner of the securities held by KKR JP and KKR JP III. Messrs. Henry R. Kravis and George R. Roberts have also been designated as managers of Millennium GP by KKR Fund Holdings. Messrs. Kravis and Roberts disclaim beneficial ownership of such securities.

The Reporting Persons may be deemed to be a group with respect to the securities of the Company which they hold directly or indirectly. Such persons disclaim such group membership.

Mr. James C. Momtazee directly holds 13,885 Ordinary Shares and 16,792 Ordinary Shares issuable to Mr. Momtazee pursuant to the Company’s Amended and Restated Directors Deferred Compensation Plan (the “Deferred Compensation Plan”). The Ordinary Shares beneficially owned by Mr. Momtazee represent less than 1% of the outstanding Ordinary Shares of the Company. The Reporting Persons disclaim beneficial ownership of any such Ordinary Shares. Mr. Momtazee disclaims beneficial ownership of any Ordinary Shares that the Reporting Persons may beneficially own or be deemed to beneficially own.

Mr. Michelson directly holds 33,767 Ordinary Shares. The Ordinary Shares beneficially owned by Mr. Michelson represent less than 1% of the outstanding Ordinary Shares of the Company. The Reporting Persons disclaim beneficial ownership of any such Ordinary Shares. Mr. Michelson disclaims beneficial ownership of any Ordinary Shares that the Reporting Persons may beneficially own or be deemed to beneficially own.

The Ordinary Shares and warrants to purchase Ordinary Shares were acquired pursuant to the Merger Agreement. On January 18, 2012, the merger became effective. At such time, pursuant to the terms of the Merger Agreement, each share of Jazz Common Stock was cancelled and automatically converted into the right to receive one Ordinary Share of the Company, each warrant to purchase shares of Jazz Common Stock was cancelled and automatically converted into the right to receive a warrant to purchase the number of Ordinary Shares of the Company equal to the number of shares of Jazz Common Stock subject to such warrant immediately prior to the effective time, and each stock award that was then outstanding under Jazz’s Amended and Restated Directors Deferred Compensation Plan was converted into a right to receive, on substantially the same terms and conditions as were applicable under such stock award before the effective time of the Merger, the number of the Company’s Ordinary Shares equal to the number of shares of Jazz common stock subject to such stock award immediately prior to the effective time. As a result, KKR JP received 9,906,501 Ordinary Shares of the Company and warrants to purchase 597,837 Ordinary Shares of the Company, KKR JP III received 36,445 ordinary shares of the Company, Mr. Momtazee received 13,885 Ordinary Shares and 16,792 Ordinary Shares issuable pursuant to the Deferred Compensation Plan and Mr. Michelson received 33,767 Ordinary Shares.

Except as described herein, none of the Reporting Persons or any other person named in Item 2, above, has effected any transactions in the Shares in the past 60 days. Except as described in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company, KKR JP, KKR JP III and certain other investors are parties to the Third Amended and Restated Investor Rights Agreement, effective as of June 6, 2007 (the “IRA”), as amended by the Waiver and Amendment Agreement dated as of March 12, 2008 (“Amendment No. 1”), the Waiver and Amendment Agreement dated as of May 7, 2008 (“Amendment No. 2”), the Waiver and Amendment Agreement dated as of July 6, 2009 (“Amendment No. 3”) and the Assignment, Assumption and Amendment Agreement dated as of January 18, 2012 (“Amendment No. 4” and together with the IRA, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Amended IRA”). The Amended IRA provides KKR JP, KKR JP III and the other investors party thereto with rights to cause the Company to register securities, including demand registration rights and piggyback registration rights for holders of registrable securities under the Amended IRA, until the earlier of February 18, 2016 or, with respect to each holder, until such holder is eligible to sell all of its registrable securities under Rule 144 of the Securities Act of 1933, as amended (excluding Rule 144(k) thereunder), within any three month period without volume limitations.

The IRA, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are attached as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5 and Exhibit 6, respectively, to this Schedule 13D. The summary description of the Amended IRA in this Schedule 13D does not purport to be complete and are qualified in their entirety by reference to each such agreement or instrument, each of which is incorporated herein by reference.

Item 7.	Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement dated as of January 27, 2012

Exhibit 2:	Third Amended and Restated Investor Rights Agreement, effective as of June 6, 2007, among KKR JP, KKR JP III, Jazz and the other investors party thereto (incorporated by reference to Exhibit 4.3 to Form 10-Q filed on August 10, 2007)

Exhibit 3:	Waiver and Amendment Agreement, dated as of March 12, 2008, among KKR JP, KKR JP III, Jazz and the other investors party thereto (incorporated by reference to Exhibit 4.3B to Form 10-K filed on March 31, 2008)

Exhibit 4:	Waiver and Amendment Agreement, dated as of May 7, 2008, among KKR JP, KKR JP III, Jazz and the other investors party thereto (incorporated by reference to Exhibit 4.3C to Form 8-K filed on May 9, 2008)

Exhibit 5:	Waiver and Amendment Agreement, dated as of July 30, 2009, among KKR JP, KKR JP III, Jazz and the other investors party thereto (incorporated by reference to Exhibit 4.3D to Form 10-Q filed on August 14, 2009)

Exhibit 6:	Assignment, Assumption and Amendment Agreement dated as of January 18, 2012 among the Company, Jazz, KKR JP, KKR JP III and the other parties thereto

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: January 27, 2012	KKR JP LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Chief Financial Officer

Dated: January 27, 2012	KKR Millennium Fund L.P.

By: KKR Associates Millennium L.P,
Its: General Partner

By: KKR Millennium GP LLC Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for Henry R. Kravis, Manager

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for George R. Roberts, Manager

Dated: January 27, 2012	KKR Associates Millennium L.P.

By: KKR Millennium GP LLC
Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for Henry R. Kravis, Manager

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for George R. Roberts, Manager

Dated: January 27, 2012	KKR Millennium GP LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for Henry R. Kravis, Manager

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for George R. Roberts, Manager

Dated: January 27, 2012	KKR Fund Holdings L.P.

By: KKR Fund Holdings GP Limited, Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for William J. Janetschek, Director

Dated: January 27, 2012	KKR Fund Holdings GP Limited

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for William J. Janetschek, Director

Dated: January 27, 2012	KKR Group Holdings L.P.

By: KKR Group Limited
Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for William J. Janetschek, Director

Dated: January 27, 2012	KKR Group Limited

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for William J. Janetschek, Director

Dated: January 27, 2012	KKR & Co. L.P.

By: KKR Management LLC,
Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for William J. Janetschek, Chief Financial Officer

Dated: January 27, 2012	KKR Management LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for William J. Janetschek, Chief Financial Officer

Dated: January 27, 2012	KKR JP III LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for William J. Janetschek, Chief Financial Officer

Dated: January 27, 2012	KKR Partners III, L.P.

By: KKR III GP LLC
Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Member

Dated: January 27, 2012	KKR III GP LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact for William J. Janetschek, Member

Dated: January 27, 2012	Henry R. Kravis

/s/ Richard J. Kreider
Name: Richard J. Kreider, Title: Attorney-in-Fact

Dated: January 27, 2012	George R. Roberts

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit 1:	Joint Filing Agreement dated as of January 27, 2012

Exhibit 2:	Third Amended and Restated Investor Rights Agreement, effective as of June 6, 2007, among KKR JP, KKR JP III, Jazz and the other investors party thereto (incorporated by reference to Exhibit 4.3 to Form 10-Q filed on August 10, 2007)

Exhibit 3:	Waiver and Amendment Agreement, dated as of March 12, 2008, among KKR JP, KKR JP III, Jazz and the other investors party thereto (incorporated by reference to Exhibit 4.3B to Form 10-K filed on March 31, 2008)

Exhibit 4:	Waiver and Amendment Agreement, dated as of May 7, 2008, among KKR JP, KKR JP III, Jazz and the other investors party thereto (incorporated by reference to Exhibit 4.3C to Form 8-K filed on May 9, 2008)

Exhibit 5:	Waiver and Amendment Agreement, dated as of July 30, 2009, among KKR JP, KKR JP III, Jazz and the other investors party thereto (incorporated by reference to Exhibit 4.3D to Form 10-Q filed on August 14, 2009)

Exhibit 6:	Assignment, Assumption and Amendment Agreement dated as of January 18, 2012 among the Company, Jazz, KKR JP, KKR JP III and the other parties thereto

Exhibit 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: January 27, 2012	KKR JP LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Chief
Financial Officer

Dated: January 27, 2012	KKR Millennium Fund L.P.

	By:	KKR Associates Millennium L.P,
	Its:	General Partner

By: KKR Millennium GP LLC
Its: General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for Henry R. Kravis, Manager

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for George R. Roberts, Manager

Dated: January 27, 2012	KKR Associates Millennium L.P.

	By:	KKR Millennium GP LLC
	Its:	General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for Henry R. Kravis, Manager

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for George R. Roberts, Manager

Dated: January 27, 2012	KKR Millennium GP LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for Henry R. Kravis, Manager

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for George R. Roberts, Manager

Dated: January 27, 2012	KKR Fund Holdings L.P.

	By:	KKR Fund Holdings GP Limited,
	Its:	General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Director

Dated: January 27, 2012	KKR Fund Holdings GP Limited

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Director

Dated: January 27, 2012	KKR Group Holdings L.P.

	By:	KKR Group Limited
	Its:	General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Director

Dated: January 27, 2012	KKR Group Limited

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Director

Dated: January 27, 2012	KKR & Co. L.P.

	By:	KKR Management LLC,
	Its:	General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Chief
Financial Officer

Dated: January 27, 2012	KKR Management LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Chief
Financial Officer

Dated: January 27, 2012	KKR JP III LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Chief
Financial Officer

Dated: January 27, 2012	KKR Partners III, L.P.

	By:	KKR III GP LLC
	Its:	General Partner

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Member

Dated: January 27, 2012	KKR III GP LLC

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact for William J. Janetschek, Member

Dated: January 27, 2012	Henry R. Kravis

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact

Dated: January 27, 2012	George R. Roberts

/s/ Richard J. Kreider
Name: Richard J. Kreider,
Title: Attorney-in-Fact

Exhibit 6

ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT

THIS ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT (the “Agreement”) is made effective as of the Effective Time, by and among JAZZ PHARMACEUTICALS, INC., a Delaware corporation (“JPI”), JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY (f/k/a Azur Pharma Public Limited Company), a public limited company formed under the laws of Ireland (“New Jazz”), and the undersigned Holders (the “Consenting Holders”).

RECITALS

WHEREAS, JPI and the Investors are parties to that certain Third Amended and Restated Investor Rights Agreement made effective as of June 6, 2007 and as amended (as amended, the “Investor Rights Agreement”).

WHEREAS, JPI, New Jazz, Jaguar Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of New Jazz (“Merger Sub”), and Seamus Mulligan, solely in his capacity as the representative for the Indemnitors, entered into an Agreement and Plan of Merger and Reorganization, dated as of September 19, 2011 (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into JPI (the “Merger”), with JPI as the surviving corporation in the Merger as a wholly owned subsidiary of New Jazz. At the Effective Time, among other things, (x) each share of the Common Stock, par value $0.0001 per share, of JPI (“JPI Common Stock”) then issued and outstanding will be canceled and automatically converted into and become the right to receive one Ordinary Share, nominal value $0.0001 per share, of New Jazz (“New Jazz Ordinary Shares”) and (y) each warrant to acquire JPI Common Stock outstanding as of immediately prior to the Effective Time will be converted into a warrant to acquire the number of New Jazz Ordinary Shares equal to the number of shares of JPI Common Stock subject to such warrant immediately prior to the Effective Time, at an exercise price per New Jazz Ordinary Share equal to the exercise price per share of JPI Common Stock otherwise purchasable pursuant to such warrant.

WHEREAS, the Consenting Holders acknowledge that New Jazz has entered or intends to enter into a Registration Rights Agreement in substantially the form attached as Exhibit A hereto (the “Azur Rights Agreement”) with the shareholders of New Jazz prior to the Merger (the “Azur Rights Holders”) in connection with the transactions contemplated by the Merger Agreement, pursuant to which New Jazz is obligated to (i) prepare and file one or more registration statements (the “Resale Registration Statements”) under the Securities Act of 1933, as amended (the “Securities Act”), registering the resale of all of the New Jazz Ordinary Shares (the “Resale Shares”) held by the Azur Rights Holders (or any transferees or assignees thereof) on the Closing Date as set forth in Section 2.1(a) of the Azur Rights Agreement and (ii) subject to certain conditions and limitations set forth therein, take certain actions to effect the issuance and sale of Resale Shares in underwritten public offerings (“Required Underwritings”) as set forth in Section 2.1(f) of the Azur Rights Agreement. As used in this Agreement, (x) the term “Resale Shares” also includes any securities issued or issuable with respect to any of the Resale Shares by way of exchange, stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise; and (y) the term “Resale Registration Statement” includes (A) any registration statements filed by New Jazz under the Securities Act in furtherance of satisfying its obligations under the Azur Rights Agreement and (B) any amendments or supplements to any of such registration statements or the prospectuses included therein.

WHEREAS, pursuant to Section 4 of the Investor Rights Agreement, the Holders have under certain circumstances the right to be notified if JPI decides to Register any JPI Common Stock and to include certain Registrable Securities held by such Holders in such Registration (and any related

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qualification under Blue Sky laws or other compliance), and in any underwriting involved therein (the “Piggyback Registration Rights”).

WHEREAS, JPI, New Jazz and the Consenting Holders wish to enter into this Agreement for the purpose of (i) transferring the rights and obligations of JPI under the Investor Rights Agreement to New Jazz, effective as of the Effective Time (the “Assignment”), (ii) effecting certain waivers of rights as set forth below and (iii) amending the Investor Rights Agreement as set forth below.

WHEREAS, the Consenting Holders are holders of at least 60% of the Registrable Securities held by all Holders and, together with JPI, have the right, pursuant to Section 15.5 of the Investor Rights Agreement, to amend the Investor Rights Agreement and to waive certain provisions thereof.

NOW, THEREFORE, in consideration of the mutual agreements, covenants and considerations contained herein, the parties hereto agree as follows:

AGREEMENT

1. DEFINITIONS. The term “Effective Time” shall have the meaning set forth in the Merger Agreement. Any other capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Investor Rights Agreement.

2. ASSIGNMENT AND ASSUMPTION. Effective as of the Effective Time:

2.1 JPI hereby conveys, transfers and assigns to New Jazz all of JPI’s rights and obligations under the Investor Rights Agreement, as hereby amended (the “Assignment”).

2.2 New Jazz hereby assumes the rights and agrees to perform the obligations of JPI (as “the Company” or otherwise) under the Investor Rights Agreement, as hereby amended.

2.3 All references to shares of JPI Common Stock in the Investor Rights Agreement shall be deemed to be references to, as applicable, (x) with respect to shares of JPI Common Stock outstanding as of immediately prior to the Effective Time, the New Jazz Ordinary Shares into which such shares of JPI Common Stock were automatically converted at the Effective Time, (y) with respect to shares of JPI Common Stock issuable upon the exercise of warrants to purchase JPI Common Stock outstanding as of immediately prior to the Effective Time, the New Jazz Ordinary Shares issuable upon exercise thereof following the Effective Time or (z) with respect to any other shares of JPI Common Stock referenced in the Investor Rights Agreement that were not outstanding immediately prior to the Effective Time, New Jazz Ordinary Shares.

3. CONSENT TO ASSIGNMENT. The Consenting Holders, for and on behalf of all Holders and all Investors, hereby consent to the Assignment. In connection therewith, the Consenting Holders, for and on behalf of all Holders and all Investors, hereby agree that the indemnification rights of JPI (as “the Company” or otherwise) under the Investor Rights Agreement shall be enforceable by New Jazz effective as of the Effective Time.

4. CONSENT TO AZUR RIGHTS AGREEMENT. The Consenting Holders, for and on behalf of all Holders and all Investors, hereby consent to the entering into of the Registration Rights Agreement by New Jazz and the grant to the Azur Rights Holders of Registration rights pursuant thereto.

5. WAIVERS.

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5.1 The Consenting Holders hereby irrevocably waive, for and on behalf of all Holders and all Investors, (i) any and all Piggyback Registration Rights in connection with the filing of any Resale Registration Statement from the period beginning as of the Effective Time through the Deferral Date (as defined below) (the “Deferral Period”) and (ii) any rights to any notices with respect to the foregoing under the Investor Rights Agreement. In granting the foregoing waiver, the Consenting Holders acknowledge and understand that JPI and New Jazz currently contemplate that New Jazz will file a WKSI Shelf Registration Statement (if it is then eligible to do so) as soon as reasonably practicable following the Merger registering an indeterminate number of securities of New Jazz and pursuant to which New Jazz will effect the Registration of the Resale Shares (the “Closing S-3ASR”). For the avoidance of doubt and subject to the following proviso, the Consenting Holders, for and on behalf of all Holders and all Investors, agree that the foregoing waiver shall also apply to the filing of the Closing S-3ASR and any supplements to the prospectus included therein solely with respect to any of the Resale Shares; provided, however, that following the Deferral Date (as defined below), the Holders may exercise their Piggyback Registration Rights to include Registrable Securities in the Closing S-3ASR or any post-effective amendment thereto.

5.2 The Consenting Holders hereby further irrevocably waive, for and on behalf of all Holders and all Investors, on the limited basis set forth in this Section 5.2, (i) any and all Piggyback Registration Rights in connection with any Required Underwriting, the underwriting agreement for which is entered into prior to the Deferral Date (an “Excluded Underwriting”) and (ii) any rights to any notices with respect to any Excluded Underwriting under the Investor Rights Agreement. The waiver in this Section 5.2 is limited to Excluded Underwritings and nothing in this Agreement (including Sections 5.1 and this 5.2 hereof) shall constitute or shall be deemed to constitute a waiver of any Piggyback Registration Rights in connection with any Required Underwriting that is not an Excluded Underwriting.

5.3 The foregoing waivers in Sections 5.1 and 5.2 are irrevocable and shall be effective with respect to each Holder and each Investor, as well as all affiliates, successors, heirs, executors, administrators and assigns of each such Holder and Investor.

6. DEFERRAL OF REQUESTS FOR REGISTRATION. The Consenting Holders, for and on behalf of all Holders and all Investors, hereby agree that New Jazz shall not be obligated to effect any Registration under the Investor Rights Agreement or to include any Registrable Securities in any Registration Statement filed by New Jazz, in each case until after February 14, 2012 (such date, the “Deferral Date”). In furtherance of the foregoing, each Consenting Holder hereby agrees (i) not to exercise any of its rights to demand or cause New Jazz to Register any securities under the Investor Rights Agreement (including under Sections 3 and 4 thereof), or to include Registrable Securities in any Registration Statement filed by New Jazz, in each case until after the Deferral Date and (ii) not to transfer any of such Consenting Holder’s Registration rights under the Investor Rights Agreement unless the transferee agrees in a writing, reasonably satisfactory in form and substance to New Jazz, to be bound by the terms of this Section 6 until after the Deferral Date.

7. MISCELLANEOUS.

7.1 Full Power and Authority. Each Consenting Holder represents and warrants to JPI and New Jazz that (i) such Consenting Holder has the full right, power and authority to execute and deliver this Agreement, and (ii) this Agreement has been duly executed and delivered by such Consenting Holder and constitutes the legal, valid and binding obligation of such Consenting Holder enforceable in accordance with its terms, except (A) as such enforcement is limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally and (B) for limitations imposed by general principles of equity. Each of JPI and New Jazz represent and warrant to the undersigned Holders that (i) JPI and New Jazz, as applicable, has the full right, power and authority to execute and deliver this

3

Agreement, and (ii) this Agreement has been duly executed and delivered by JPI and New Jazz, as applicable, and constitutes the legal, valid and binding obligation of JPI and New Jazz, as applicable, enforceable in accordance with its terms, except (A) as such enforcement is limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally and (B) for limitations imposed by general principles of equity.

7.2 Effect of Agreement. This Agreement shall become effective as of the Effective Time. Except as modified by the terms of this Agreement, the terms and provisions of the Investor Rights Agreement shall remain in full force and effect. Other than as stated in this Agreement, this Agreement shall not operate as a waiver of any condition or obligation imposed on the parties under the Investor Rights Agreement. In the event of any conflict, inconsistency, or incongruity between any provision of this Agreement and any provision of the Investor Rights Agreement, the provisions of this Agreement shall govern and control. This Agreement shall not be changed or modified orally, but only by an instrument in writing signed by the parties hereto.

7.3 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California excluding those laws that direct the application of the laws of another jurisdiction.

7.4 Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto and each Holder and Investor, and shall be enforceable by New Jazz or any Holder or Investor.

7.5 Counterparts. This Agreement may be executed in several counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one instrument.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the undersigned have executed this ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT on this 13th day of January, 2012.

JPI:

JAZZ PHARMACEUTICALS, INC.

Signature:	/s/ Bruce C. Cozadd
Print Name:	Bruce C. Cozadd
Title:	Chairman and Chief Executive Officer

[SIGNATURE PAGE TO ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT]

IN WITNESS WHEREOF, the undersigned have executed this ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT on this 13th day of January, 2012.

NEW JAZZ:

JAZZ PHARMACEUTICALS PUBLIC LIMITED COMPANY

Signature:	/s/ David Brabazon
Print Name:	David Brabazon
Title:	Chief Financial Officer

[SIGNATURE PAGE TO ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT]

IN WITNESS WHEREOF, the undersigned have executed this ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT on this 13th day of January, 2012.

HOLDERS:

KKR JP LLC

Signature:	/s/ James C. Momtazee
Print Name:	James C. Momtazee
Title:	Vice President

KKR JP III LLC

Signature:	/s/ James C. Momtazee
Print Name:	James C. Momtazee
Title:	Vice President

[SIGNATURE PAGE TO ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT]

IN WITNESS WHEREOF, the undersigned have executed this ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT on this 13th day of January, 2012.

HOLDERS:

VERSANT VENTURE CAPITAL II, L.P.

By: Versant Ventures II, L.L.C., its General Partner

Signature:	/s/ Samuel D. Colella
Print Name:	Samuel D. Colella
Title:	Managing Director

VERSANT SIDE FUND II, L.P.

By: Versant Ventures II, L.L.C., its General Partner

Signature:	/s/ Samuel D. Colella
Print Name:	Samuel D. Colella
Title:	Managing Director

VERSANT AFFILIATES FUND II-A, L.P.

By: Versant Ventures II, L.L.C., its General Partner

Signature:	/s/ Samuel D. Colella
Print Name:	Samuel D. Colella
Title:	Managing Director

[SIGNATURE PAGE TO ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT]

IN WITNESS WHEREOF, the undersigned have executed this ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT on this 13th day of January, 2012.

HOLDERS:

THOMA CRESSEY FUND VII, L.P.

By: TC Partners VII, L.P. Its: General Partner

By: Thoma Cressey Bravo Inc. Its: General Partner

Signature:	/s/ Bryan Cressey
Print Name:	Bryan Cressey
Title:	Partner

THOMA CRESSEY FRIENDS FUND VII, L.P.

By: TC Partners VII, L.P. Its: General Partner

By: Thoma Cressey Bravo Inc. Its: General Partner

Signature:	/s/ Bryan Cressey
Print Name:	Bryan Cressey
Title:	Partner

[SIGNATURE PAGE TO ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT]

IN WITNESS WHEREOF, the undersigned have executed this ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT on this 13th day of January, 2012.

HOLDERS:

BEECKEN PETTY O’KEEFE FUND II, L.P.

By: Beecken Petty O’Keefe, Its: General Partner

Signature:	/s/ Kenneth W. O’Keefe
Print Name:	Kenneth W. O’Keefe
Title:	Partner

[SIGNATURE PAGE TO ASSIGNMENT, ASSUMPTION AND AMENDMENT AGREEMENT]

EXHIBIT A

AZUR RIGHTS AGREEMENT

EXHIBIT A